                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                            For the Month of May 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F                40-F   X
                              -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                 No:   X
                              -----               -----


Portland

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation

                                  By: /s/ ANTHONY HOLLER
                                      --------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: May 30, 2003


Portland

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE


FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314
           www.idbiomedical.com

For Immediate Release

                   ID BIOMEDICAL REPORTS FIRST QUARTER RESULTS

VANCOUVER, BC - MAY 30, 2003 - ID Biomedical announced today that it recorded a net loss of $4.1 million or $(0.13) per share for the three month period ending March 31, 2003, compared to net income of $0.4 million or ($.01) per share for the same three month period in 2002.

The Company had cash and short-term investments of $19.8 million at March 31, 2003 as compared to $23.8 million at December 31, 2002. At March 31, 2003, the Company had current assets of $23.5 million compared to $26.8 million at December 31, 2002. Subsequent to the end of the March 31, 2003 period, the Company issued 3,000,000 common shares resulting in net proceeds of approximately $33 million.

The Company's first quarter financial report will be available at WWW.SEDAR.COM. Highlights of the Company's progress in the first quarter, as well as the Chief Executive Officer's fiscal 2002 report to the shareholders, will be discussed at the Company's Annual General Meeting to be held at 2:30 pm (EST) on June 3, 2003. A live audio web cast of the meeting will be available at:

            www.newswire.ca/webcast/viewEventCNW.html?eventID=566060

The event will be archived for 90 days.

ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                          [ID BIOMEDICAL LOGO OMITTED]


                            ID BIOMEDICAL CORPORATION
                              1510-800 WEST PENDER
                                  VANCOUVER, BC
                                     V6C 2V6


                           MARCH 2003 FIRST QUARTER REPORT


            TRADING INFORMATION:       NASDAQ Market (symbol "IDBE")
                                       The Toronto Stock Exchange (symbol "IDB")

      FOR INFORMATION CONTACT:         Anthony F. Holler, M.D.
                                       CHIEF EXECUTIVE OFFICER

                                       Dean Linden
                                       MANAGER OF CORPORATE COMMUNICATIONS

            EMAIL:                     info@idbiomedical.com

            WEB:                       www.idbiomedical.com

ID Biomedical Corporation is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza
(flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


                                TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition                   3
Consolidated Balance Sheets                                                   7
Consolidated Statements of Operations and Deficit                             8
Consolidated Statements of Cash Flows                                         9
Notes to Financial Statements                                                10




THIS QUARTERLY REPORT CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION


OVERVIEW

ID Biomedical Corporation ("the Company") is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

Using Cycling Probe Technology ("CPT"), the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM) genomic identification assay. Although, in the past, a significant portion of our revenues have been from licensing of genomic analysis technologies, including our CPT, we do not expect to receive significant revenue from these activities in the future.


CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

         o Revenue recognition
         o Medical technology

REVENUE RECOGNITION
Our revenue to date has primarily been derived from licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

MEDICAL TECHNOLOGY
The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of these intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.


RESULTS FROM OPERATIONS

The Company recorded a net loss of $4.1 million ($0.13 loss per share) for the three months ended March 31, 2003 compared to net income of $0.4 million ($.01 earnings per share) for the three months ended March 31, 2002. Included in the net loss for the current period is a $1.7 million gain on sale of short term investment from the disposal of the Company's investment in Third Wave Technologies, Inc.

REVENUES

For the three month period ended March 31, 2003, the Company's revenues amounted to $1.4 million compared to $8.8 million for the three month period ended March 31, 2002. The decrease in revenue over the comparable period is attributable to genomic licensing revenues recognized in January 2002 as a result of the Company's agreement with Takara Biomedical Group ("Takara").

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended March 31, 2003, versus $0.7 million during the same period in the prior year. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $0.7 million was recorded for the three month period ended March 31, 2003 compared to nil for the three month period ended March 31, 2002. This revenue increased as a result of our agreement with Dynport Vaccine Company for the development of a subunit plague vaccine.

We expect to receive licensing fees and contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure of current and any future agreements.


EXPENDITURES

RESEARCH AND DEVELOPMENT
Research and development costs are reported net of grants received from Technology Partnership of Canada and investment tax credits. Grants and tax credits totaled $0.5 million for the three month period ending March 31, 2003 as compared to $0.6 million for the same period in the prior year.

Net research and development expenses increased 49% to $4.4 million for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. This increase is associated with advancing the Company's vaccine products in clinical development and expenses related to our pilot vaccine manufacturing plant.

We expect to incur substantial research and development expenses in the future associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased 16% to $1.4 million for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. This increase is associated with continued development of our finance, investor relations and business development activities.

Moderate increases in general and administrative expenses are expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology. For the three months ended March 31, 2003 depreciation and amortization expense increased 5% to $1.1 million compared to the three months ended March 31, 2002. Depreciation expense increased due to equipment purchases in support of clinical advancement of the Company's vaccine candidates.

We believe that depreciation and amortization expense will continue to increase moderately due to equipment additions in support of clinical trial programs.

INVESTMENT AND OTHER INCOME
Investment and other income of $(0.1) million for the three months ended March 31, 2003 decreased by $0.3 million compared to the three months ended March 31, 2002. This decrease is a result of declining interest rates on short term investments, decreases in short term investments, and a foreign exchange loss of $0.2 million for the three months ended March 31, 2003 as compared to a gain of $0.05 million for the same period in the prior year, due to the strengthening of the Canadian dollar versus the US dollar.

The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.

INTEREST EXPENSES
Interest expense decreased 69% to $0.02 million for the three months ended March 31, 2003 compared to the same period in the prior year. Interest expense decreased as a result of the extinguishment and repayment of the Company's debt instruments.

INCOME TAXES
The Company did not record any income taxes for the three months ended March 31, 2003 as compared to $0.8 million for the three months ended March 31, 2002. Previous year amounts represent foreign withholding taxes recorded on licensing revenues from Takara.

GAIN ON SALE (LOSS ON WRITE-DOWN) OF SHORT TERM INVESTMENT
In January of 2003, the Company sold the investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million as compared to three month period ended March 31, 2002 where the Company recorded a $2.5 million loss on the write down of this investment.

LOSS ON DISPOSAL OF INTANGIBLE ASSETS
For the three months ended March 31, 2003 the Company recorded a $0.2 million loss from the disposal of intangible assets. This amount represents the unamortized portion of medical technology and patent rights related to a research program targeting a possible vaccine against E.COLI, which the Company is no longer pursuing. The Company did not record any loss on disposal of intangible assets for the three month period ended March 31, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs.

Although in the past a significant portion of our funding has been from licensing of genomic analysis technologies, including our Cycling Probe Technology, we do not expect to receive significant funding from these activities in the future. We expect future short and long term funding to be provided though public equity financing and contract revenue from collaborative research and development agreements with corporate partners.

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $19.8 million at March 31, 2003 as compared to $23.8 million at December 31, 2002. The Company's working capital decreased from $20.7 million to $16.9 million as at December 31, 2002 and March 31, 2003 respectively. These decreases resulted from the funding of the Company's research and development activities. Also impacting the Company's liquidity and capital resources are the exercise of stock options, debt repayment and equipment additions.

On May 28, 2003 the company announced the closing of an equity offering of 3,000,000 common shares sold at USD $8.50 per share. Net proceeds (approximately $31.5 million CDN) will be used to continue the clinical and manufacturing development of the Company's subunit intranasal FluINsure(TM) vaccine and subunit StreptAvax(TM) vaccine, as well as for working capital requirements and other general corporate purposes.

Cash used in operating activities was $4.9 million of the three months ended March 31, 2003 compared to cash provided by operating activities of $4.0 million for the three months ended March 31, 2002. The increase in cash used in operating activities is attributable to genomic licensing revenues recognized in January 2002 from Takara.

Additions to equipment were $1.0 million for the three months ended March 31, 2003 compared to $1.0 million for the three months ended March 31, 2002. Patent and trademark rights obtained during the three month ended March 31, 2003 totaled $0.04 million compared to $0.07 million for same period in the prior year.

Net cash provided by financing activities was $0.2 million for the three months ended March 31, 2003 compared to $0.3 million for the three months ended March 31, 2002. In 2003 the Company made debt payments, including payments of obligations under capital leases, totaling $0.4 million. Debt payments for the same period in the prior year totaled $0.4 million. Required additional principal payments on debt and capital leases for the remainder of 2003 are $0.7 million.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships and proceeds from our equity offering, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.


RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and December 31, 2002 (expressed in Canadian dollars)


                                                           March 31, 2003        December 31, 2002
                                                           --------------        -----------------
                                                             (Unaudited)             (Audited)
ASSETS

Current assets:
   Cash and cash equivalents                               $   13,330,258          $    5,511,422
   Short-term investments                                       6,456,751              18,300,499
   Accounts receivable                                          1,753,969                 423,390
   Government assistance receivable                             1,281,398               2,025,548
   Prepaid expenses and other                                     705,065                 508,233
                                                           --------------          --------------
                                                               23,527,441              26,769,092

Deposits                                                          521,000                 521,000

Equipment                                                       5,039,901               4,444,911

Investment                                                        413,644                 413,644

Patent and trademark rights                                     1,307,636               1,519,727

Medical technology and other assets                            28,149,277              28,807,301

Goodwill                                                          771,314                 771,314
                                                           --------------          --------------
                                                           $   59,730,213          $   63,246,989
                                                           --------------          --------------
                                                           --------------          --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities                $    3,833,689          $    2,730,202
   Current portion of deferred licensing revenue                2,051,773               2,242,448
   Current portion of long-term debt                              610,989                 978,796
   Current portion of obligations under capital leases            145,334                 144,894
                                                           --------------          --------------
                                                                6,641,785               6,096,340

Deferred licensing revenue                                      4,856,029               5,321,303

Long-term debt                                                    290,588                 292,199

Obligations under capital leases                                  210,230                 254,367

Shareholders' equity
   Share capital - 32,759,040 common shares                   117,055,422             116,485,416
      issued and outstanding (Dec. 31, 2002
      - 32,606,071)
   Contributed Surplus                                          2,713,564               2,713,564
   Deficit                                                    (72,037,405)            (67,916,200)
                                                           --------------          --------------
                                                               47,731,581              51,282,780
                                                           --------------          --------------
                                                           $   59,730,213          $   63,246,989
                                                           --------------          --------------
                                                           --------------          --------------

Approved by the Board

   Anthony F.Holler, MD                Todd R. Patrick
   Chief Executive Officer             President & Chief Operating Officer

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three months ended March 31, 2003 and 2002 (expressed in Canadian dollars)

                                                           2003               2002
                                                       -------------      -------------
                                                        (Unaudited)        (Unaudited)
REVENUE:
   Licensing                                           $     657,265      $   8,754,759
   Research and development contracts                        728,885                  -
                                                       -------------      -------------
                                                           1,386,150          8,754,759
EXPENSES AND OTHER:
   Research and development                                4,926,138          3,531,667
   Less grants                                             (503,762)           (573,356)
                                                       -------------      -------------
   Net research and development                            4,422,376          2,958,311
   General and administrative                              1,383,197          1,189,267
   Depreciation and amortization                           1,064,537          1,010,966
                                                       -------------      -------------
                                                           6,870,110          5,158,544
                                                       -------------      -------------
                                                          (5,483,960)         3,596,215


OTHER INCOME (EXPENSES):
   Investment and other income                               (79,989)           206,595
   Interest expense                                          (16,270)           (52,321)
   Gain on sale of short-term investment                   1,684,979                  -
   Loss on write-down of short-term investment                     -         (2,531,697)
   Loss on disposal of intangible assets                    (225,965)                 -
                                                       -------------      -------------
                                                           1,362,755         (2,377,423)
                                                       -------------      -------------

Earnings (loss) before income taxes                       (4,121,205)         1,218,792


Income taxes                                                       -            793,775
                                                       -------------      -------------

Net earnings (loss)                                       (4,121,205)           425,017
                                                       -------------      -------------
                                                       -------------      -------------

Deficit, beginning of period                             (67,916,200)       (53,429,324)
                                                       -------------      -------------

Deficit, end of period                                 $ (72,037,405)     $ (53,004,307)
                                                       -------------      -------------
                                                       -------------      -------------


Net earnings (loss) per share:
   Basic                                               $       (0.13)     $        0.01
   Fully diluted                                               (0.13)              0.01
                                                       -------------      -------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2003 and 2002 (expressed in Canadian dollars)

                                                               2003              2002
                                                          ------------       ------------
                                                           (Unaudited)        (Unaudited)

Cash provided by (used in):

OPERATIONS:
   Net earnings (loss)                                    $   (4,121,205)    $     425,017
   Items not affecting cash:
      Depreciation and amortization                            1,064,537         1,010,966
      Accrued interest on long-term debt                           9,555            29,612
      Loss on disposal of intangible assets                      225,965                 -
      Gain on sale of short-term investment                   (1,684,979)                -
      Loss on write-down of short-term investment                      -         2,531,697
      Directors fees paid in shares                               21,409                 -
      Unrealized foreign exchange loss (gain)                    (40,918)            5,449
   Net changes in non-cash working capital balances
      relating to operations:
      Accounts receivable                                     (1,330,579)           90,518
      Government assistance receivable                           744,150          (246,755)
      Prepaid expenses and other                                (196,832)           27,165
      Accounts payable and accrued liabilities                 1,103,487           723,894
      Deferred licensing revenue                                (655,949)         (615,724)
                                                          --------------     -------------
                                                              (4,861,359)        3,981,839

INVESTMENTS:
   Short-term investments, net                                13,528,727           (85,661)
   Equipment                                                    (967,688)         (986,045)
   Patent and trademark rights                                   (40,331)          (71,788)
   Medical technology                                             (7,358)           (7,975)
   Deposits                                                            -             5,000
                                                          --------------     -------------
                                                              12,513,350        (1,146,469)

FINANCING:
   Proceeds on issuance of common shares                         548,597           720,889
   Repayment of long-term debt                                  (338,055)         (341,497)
   Repayment of obligations under capital leases                 (43,697)          (80,985)
                                                          --------------     -------------
                                                                 166,845           298,407
                                                          --------------     -------------

Increase (decrease) in cash and cash equivalents               7,818,836         3,133,777
Cash and cash equivalents, beginning of period                 5,511,422        10,435,941
                                                          --------------     -------------
Cash and cash equivalents, end of period                  $   13,330,258     $  13,569,718
                                                          --------------     -------------
                                                          --------------     -------------

SUPPLEMENTARY INFORMATION:
   Cash paid for:
      Interest                                                    14,955            39,735
      Income taxes                                                     -           394,750

NOTES TO FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2002 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

     In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at March 31, 2003 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.   SHARE CAPITAL

     During the three month period ended March 31, 2003, 124,683 stock options were exercised for proceeds of $548,597. In addition, 2,039 common shares were issued for directors fees of $21,409.

     Employee Stock Option Plan

     At March 31, 2003, the Company had 4,767,321 stock options outstanding, of which 1,504,232 are exercisable, at a weighted average exercise price of $7.01 per common share that expire at various dates from June 5, 2003 to December 10, 2009.

3.   STOCK-BASED COMPENSATION

     As per its accounting policy, the Company has not recognized compensation cost for stock-based compensation awarded to employees during the three months ended March 31, 2003. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

                                                As reported          Pro forma
                                                -----------          ---------

     Net loss                                    $4,121,205         $5,755,864

     Net loss per share
        Basic                                          $.13               $.18
        Fully diluted                                  $.13               $.18

     The fair value of each option grant for the three month period ended March31, 2003 using the Black-Scholes option pricing model with the following assumptions:

     Expected option lives                                          4 years
     Risk-free interest rate                                        4.3 %
     Dividend yield                                                 0 %
     Volatility                                                     86.73 %

4.   SEGMENT DISCLOSURES

     The Company organizes its business into two operating segments, subunit vaccines and gene-based disease testing. Transactions between reportable segments have been eliminated.

                                                                                      Three-months Ended
                                                                                           March 31
                                                                                 -----------------------------
                                                                                     2003              2002
                                                                                  -----------       ----------
     Revenue from external customers
        Subunit Vaccines                                                             728,885                 -
        Gene-based Testing                                                           657,265         8,754,759
                                                                                  -----------       ----------
     Total Revenue for reportable Segments                                         1,386,150         8,754,759
                                                                                  -----------       ----------
                                                                                  -----------       ----------
     Net income (Loss) for reportable segments for the period
        Subunit Vaccines                                                          (6,272,261)       (4,570,452)
        Gene-based Testing                                                         2,151,056         4,995,469
                                                                                  -----------       ----------
     Net Income (loss) for the period                                             (4,121,205)          425,017
                                                                                  -----------       ----------
                                                                                  -----------       ----------


                                                                                March 31, 2003    Dec. 31, 2002
                                                                                --------------    -------------

     Total Assets for reportable segments for the period
        Subunit Vaccines                                                          56,805,743        57,649,427
        Gene-based Testing                                                         2,924,470         5,597,562
                                                                                  -----------       ----------
     Total Assets                                                                 59,730,213        63,246,989
                                                                                  -----------       ----------
                                                                                  -----------       ----------

     Revenues are attributable to countries based on the location of the Company's customers or collaborators:

                                                            United States         Japan              Total
                                                            -------------         -----              -----
     Revenue from external customers:
        Three months ended:
           March 31, 2003                                  $    1,382,524     $        3,626     $   1,386,150
           March 31, 2002                                         733,965          8,020,794         8,754,759


     Long-lived assets including goodwill:

                                                            United States         Japan              Total
                                                            -------------         -----              -----
     Long-lived assets:
           March 31, 2003                                  $    7,621,650     $   27,646,478     $  35,268,128
           December 31, 2002                                    7,260,104         28,283,149        35,543,253

5.   SUBSEQUENT EVENTS

     a. On May 28, 2003, pursuant to an agreement with an underwriting syndicate, the Company issued 3,000,000 common shares at a price of USD $8.50 per share for gross proceeds of USD $25,500,000. The Company estimates total share issue costs of USD$2,530,000 on the offering.

     b. Subsequent to March 31, 2003, 48,083 stock options were exercised for proceeds of $353,000. In addition, 1,905 common shares were issued for directors fees of $19,000.

6.   COMPARATIVE FIGURES

     Certain prior period comparative figures have been reclassified to conform to the current period presentation.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of ID Biomedical Corporation for the period ending March 31, 2003 filed with the Securities and Exchange Commission on the date hereof under cover of Form 6-K (the "Report"), I, Anthony F. Holler, Chief Executive Officer and I, Richard Bear, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Anthony F. Holler
Chief Executive Officer
May 30, 2003


Richard Bear
Chief Financial Officer
May 30, 2003